UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 25
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50596
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Linktone Ltd.
NASDAQ Stock Market LLC
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
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39 MacTaggart Road
Singapore 368084
+65-6-8481212
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
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American Depositary Shares, each representing ten ordinary shares
Ordinary Shares, $0.0001 par value per share*
(Description of class of securities)
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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Linktone Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 2, 2014	By:	/s/ Peck Joo Tan	Chief Financial Officer
Date	Name:	Peck Joo Tan	Title
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*Not for trading, but only in connection with the listing of the American Depositary Shares